EXHIBIT 99.1

TULSA-PRO® Was Front and Center at AUA2022

Activities Highlighting Profound’s Ground-Breaking Technology Included a Semi-Live TULSA Procedure Performed by UT Southwestern’s Dr. Kenneth A. Goldberg During Meeting’s Plenary Session

TORONTO, May 17, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that multiple clinical presentations and product demonstrations performed at the American Urological Association's (“AUA”) 2022 Annual Meeting, which took place from May 13 – 16 in New Orleans, highlighted the ability of TULSA-PRO® to effectively and safely ablate physician-prescribed prostate tissue in an unrivaled variety of patients with prostate cancer and benign prostatic hyperplasia (“BPH”).

Of particular note, Kenneth A. Goldberg, M.D., an Assistant Professor in the Department of Urology at UT Southwestern Medical Center, performed a Semi-Live TULSA Procedure during the afternoon Plenary Session on May 13th. The AUA designated this activity for AMA PRA Category 1 CreditsTM, which requires that a physician-led content review committee determine the education to be valid, fair, balanced, scientifically rigorous, and free of commercial bias.

“We were thrilled to have Dr. Goldberg perform a semi-live TULSA procedure at this year’s meeting, the largest gathering of urologists in the world,” said Arun Menawat, Profound’s CEO and Chairman. “Being so front and center at AUA2022 was both a major milestone for Profound and an opportunity to demonstrate to urologists how TULSA can offer both therapeutic and quality-of-life benefits to their patients with prostate cancer, BPH, and some who suffer from both of these diseases. We are extremely encouraged by the positive feedback we received at this event, which adds to the momentum of Profound’s ongoing commercialization strategy for TULSA-PRO®.”

Earlier that same day during the Friday morning Plenary Session, TULSA-PRO® was also featured by the University of Chicago’s Scott Eggener, M.D., who included the TULSA procedure and TACT pivotal study follow-up data in his presentation entitled “Second opinion cases: Focal therapy for Prostate Cancer: Should it replace standard of care?”

In addition, Turku University Hospital’s Mikael Anttinen, M.D., Ph.D., gave a moderated poster presentation during the session entitled “Benign Prostatic Hyperplasia: Surgery Therapy & New Technology I”, which included updated results from a phase 1/2 clinical study evaluating the use of TULSA to treat patients suffering from BPH. The study reported 6-month improvement in patient quality of life, LUTS, sexual function and uroflowmetry, with all men discontinuing their BPH medication. These medium-term outcomes strengthen the Turku University Hospital’s previously reported results, with the authors concluding that TULSA is a safe and feasible therapy option for BPH with durable clinical outcomes to 24 months.

Finally, Profound Medical unveiled its TULSA-PRO® Software release 2.11, which includes two new features. The first is “mpMRI Vision”, which imports live intra-procedural MRI Diffusion Weighted Imaging (DWI) and Apparent Diffusion Coefficient (ADC) maps, allowing physicians to confidently delineate targeted prostate tissue and guide sparing, as well as Susceptibility Weighted Imaging (SWI) to identify and avoid intraprostatic calcifications. The second is an optimized bladder suppression algorithm, which was developed in response to most U.S. based physicians having moved away from supra-pubic catheterization in favor of urethral or Foley catheters. On each day of AUA2022, Profound gave a product presentation and demonstrated this software for three different procedure examples: customized whole-gland ablation, lesion-targeted partial-gland ablation, and ablation of the transition zone in a patient with BPH.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849